1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

April 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin Stertzel

John Cash

Sherry Haywood

Perry Hindin

Re:	Bespoke Capital Acquisition Corp.

Registration Statement on Form S-4

Filed March 15, 2021

File No. 333-254260

Ladies and Gentlemen:

We represent Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia (“BCAC,” the “Company,” “we,” or “our”), in connection with its response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 13, 2021 (the “Comment Letter”) with respect to our Registration Statement on Form S-4 filed with the Commission on March 15, 2021 (the “Form S-4”).

Below is the Company’s response to an oral comment received from the Staff.

We have been advised that the Staff is seeking our view regarding whether shareholders of BCAC will have sufficient disclosure to evaluate certain proposed transactions that are expected to result in a business combination. BCAC is a British Columbia corporation and qualifies as a foreign private issuer under Rule 3b-4 of the Securities Exchange Act of 1934 (the “Exchange Act”). BCAC has elected to comply with home country disclosure obligations under the Commission’s Multijurisdictional Disclosure System.

In this regard, we understand the Staff has an internal position that shareholders of foreign private issuers that are not subject to Rule 14A under the Exchange Act should have access to all material information regarding any potential target and the expected transaction at the time such shareholders are asked to vote on the transactions that are disclosed in the Form S-4 or are otherwise afforded an opportunity to redeem their shares.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK PARIS • PERTH • PITTSBURGH • SAN DIEGO SAN FRANCISCO • SÃO PAULO SAUDI ARABIA • SHANGHAI • SILICON VALLEY SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

We believe that the disclosure required by the Canadian securities laws, with the oversight of the Ontario Securities Commission (the “OSC”), the Toronto Stock Exchange and the Commission, will provide BCAC shareholders with all material information necessary to make any such voting or investment decision at the time of any BCAC shareholder meeting or redemption period. This information will include all material information included in the Form S-4 that is currently under review by the Staff, including a description of the business and management of Vintage Wine Estates, Inc., the target in the business combination (“VWE”), executive compensation of the executive officers of VWE and the combined company, risk factors related to an investment in the combined company, audited and interim financial statements of VWE, prepared in accordance with GAAP pursuant to the standards of the Public Company Accounting Oversight Board, unaudited pro forma financial information, a description of the key transactional terms of the domestication and business combination, as well as copies of the key transaction documents, a description of the corporate governance of the combined company, a description of the securities of BCAC after the domestication and a comparison to those rights prior to the completion of the transactions.

BCAC is proposing the following, as governed by Canadian securities laws and otherwise provided for under BCAC’s constating documents:

•

On April 15, 2021, BCAC will file and mail its Canadian proxy circular, which is comparable to a U.S. domestic proxy statement on Schedule 14A. The proxy circular for the BCAC shareholders meeting will include a description of the matters to be voted on, subject to adjournment in accordance with Canadian law, which will include (1) approval of the proposed business combination with VWE, (2) the domestication of BCAC into Nevada and (3) the extension of the permitted time to complete an acquisition through July 31, 2021.

•

The meeting is currently expected to be held on May 6, 2021. Under BCAC’s constating documents, the shareholders will be afforded an opportunity to redeem their shares due to the fact that BCAC is seeking an extension of the permitted timeline to pursue an acquisition. BCAC shareholders will also have a second opportunity to redeem their shares following approval of the final non-offering prospectus by the OSC. The redemption period will run for not less than 21 days after the final non-offering prospectus is made available publicly.

•

The proxy circular will include as an attachment the preliminary non-offering prospectus, which was previously filed in Canada and the United States on March 15, 2021. This preliminary non-offering prospectus contains nearly all of the same information as the Form S-4. It remains subject to review by the OSC, as the Form S-4 remains under review by the Staff.

•

The final non-offering prospectus will be reviewed and approved by the OSC, filed in Canada and disseminated to BCAC shareholders under Canadian law in advance of the second redemption right, which will occur prior to the BCAC shareholder meeting to approve the proposed business combination with VWE and the domestication of BCAC into Nevada. The final non-offering prospectus will also be furnished with the Commission on Form 6-K. The Company undertakes that the vote of BCAC shareholders to approve the proposed VWE transaction and the domestication into Nevada will not occur until the Form S-4 has been declared effective, and that the Form S-4 will also be filed in Canada.

•

Consistent with obligations under the U.S. and Canadian securities laws generally, in the event the Company determines that the proxy circular requires supplementing or updating in advance of the BCAC shareholder meeting, including as a result of discussions with, or comments from, the Staff prior to the Form S-4’s effectiveness, the Company undertakes to disseminate such supplement or update in accordance with Canadian securities laws, or as required by Canadian law, adjourn or extend the meeting date or extend the date for any redemption.

For the reasons set forth above, we believe that the BCAC shareholders will have all material information necessary to evaluate the proposed transactions, as well as any potential redemptions related to such proposed transactions, prior to the time they are asked to decide how to vote, or whether to redeem, their shares.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (404) 581-8967.

Sincerely yours,

/s/ Joel T. May

Joel T. May

Copies to:

Robert A. Profusek, Jones Day

Mark Harms, Bespoke Capital Acquisition Corp.

Maja Spalevic, Bespoke Capital Acquisition Corp.